

Mailstop 3233

August 27, 2018

<u>Via E-Mail</u>
Elizabeth Bauer
Senior Vice President, Corporate Controller and Chief Accounting Officer
Hyatt Hotels Corporation
150 North Riverside Plaza, 8th Floor
Chicago, IL 60606

> **Re:** **Hyatt Hotels Corporation**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 15, 2018**
> **File No. 1-34521**

Dear Ms. Bauer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
  Commodities